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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
NORTEL NETWORKS CORPORATION

Full Name of Registrant

Former Name if Applicable
8200 Dixie Road, Suite 100

Address of Principal Executive Office (Street and Number)
Brampton, Ontario, Canada L6T 5P6

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On March 10, 2006, Nortel Network Corporation (the “Company”) announced that it will need to delay the filing of its annual report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) with the U.S. Securities and Exchange Commission (“SEC”). Such delay will extend beyond March 30, 2006.

As previously disclosed, the Company has continued to identify, develop and implement the Board mandated remedial measures to address the as yet unremedied material weaknesses in its internal control over financial reporting that have been identified by the Company and its independent auditors. As part of these remedial efforts to ensure the reliability of its financial reporting, the Company has undertaken intensive efforts in 2005 to validate its recognition of revenue. The contract review and discussions with the Company’s independent auditors as part of the audit of the 2005 financial results have related primarily to the Company’s accounting for complex contractual arrangements under American Institute of Certified Public Accountants Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, and SOP 97-2, “Software Revenue Recognition”. This work has resulted in the determination that certain revenue recognized in prior periods should have been deferred and recognized in future periods for contracts involving multiple deliverable elements, including upon the delivery of the undelivered elements such as hardware, software and/or services. As outlined above and subject principally to the audit of the Company’s financial statements by its independent auditors, the Company currently expects revisions to its previously reported 2003 and 2004 financial results reflecting negative impacts on revenue of $157 million and $77 million and on net earnings/loss of $91 million and $93 million, respectively, as well as revisions to its previously reported 2005 nine month results reflecting negative impacts on revenue of $162 million and on net earnings/loss of $95 million in the aggregate. With respect to financial results prior to 2003, the Company currently expects revisions reflecting negative impacts on revenue of $470 million and on net earnings/loss of $99 million, in the aggregate.

The Company expects to file its 2005 Form 10-K by April 30, 2006.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gordon A. Davies	(905)	863-1144
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 10, the Company announced preliminary unaudited results for the year ended December 31, 2005. These results reflect known restatement adjustments and are subject to change as a result of any adjustments arising from the restatement process, subsequent events and the completion of the audit of the financial statements by the Company’s independent auditors. In 2005, revenues were $10.83 billion compared to $9.75 billion for the year 2004. The Company reported a net loss of $2.41 billion, or $0.56 per common share on a diluted basis, for the year 2005, compared to a net loss of $144 million, or $0.03 per common share on a diluted basis, for the year 2004. The year 2005 results included a litigation expense of $2,474 million, as a result of the agreement reached in principle for the proposed settlement of certain shareholder class action litigation, special charges of $173 million related to restructuring activities and $46 million of costs related to the sale of businesses and assets.

Nortel Networks Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 10, 2006	By:	/s/ Peter W. Currie
Executive Vice-President
and Chief Financial Officer

By:	/s/ Gordon A. Davies
General Counsel - Corporate
and Corporate Secretary

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